EASTMAIN

NEWS RELEASE

Roberto-type gold occurrence detected at Éléonore South

Trading Symbol: ER - The Toronto Stock Exchange January 16, 2007

Eastmain Resources Inc. (TSX:ER) is pleased to announce results from geochemical surveys and trenching completed on the Éléonore South project, a joint venture with Les Mines Opinaca Ltée, a wholly owned subsidiary of Goldcorp Inc. (TSX: G, NYSE: GG), and Azimut Exploration Inc. (TSX-Venture: AZM). Recent trenching has delineated a new gold occurrence within altered sulphide-bearing sediments similar those found at Goldcorp's Roberto deposit. Detailed soil geochemical surveys have confirmed and enhanced the over 10-kilometre-long gold anomaly identified in 2005. This gold-in-soil anomaly is accompanied by highly anomalous arsenic and antimony, key pathfinder elements to ore at Roberto.

Stripping and trenching of a wide section of steeply dipping Roberto-type sediments, containing up to 3% disseminated arsenopyrite, in Trench ELS-06-1E has exposed a new gold occurrence referred to as the "JT Target". Preliminary rock channel sampling of the JT target averaged **1.49 grams per tonne (g/t) gold across a width of 16.0 metres**, which includes metre-wide samples assaying up to **5.91 g/t gold**. Significant grab samples taken from this trench assayed up to **12.95 g/t** and 2.28 g/t gold. This Roberto-style mineralized interval is open both to the north and to the south, where grab samples assayed up to **5.72 g/t** in a gold-enriched zone 475 metres south of Trench 1E. In late 2003, Virginia Gold Mines reported that channel samples from similar rock horizons yielded comparable anomalous to sub-economic values (0.81 g/t Au across 37.0 metres and 2.42 g/t Au over 5.25 metres) from trenching of the area that became known as the Roberto zone. Similarly, grab samples from the Roberto zone were also reported to contain up to 10.25 and 2.26 g/t gold (Virginia Gold Mines Inc., 2005 AIF).

The 2006 exploration program at Éléonore South included 200 km^2 of prospecting and geological mapping, 300 kilometres of line cutting and 800 line-kilometres of airborne VTEM and magnetic surveys. 8,631 geochemical samples were collected at a 50-metre by 200-metre sample interval over the Main, North, West and South grids. 1,055 rock samples were collected across the property and 2,784 metres of mechanical trenching was completed with Belham Limited's Superhoe. Trenches were exposed but not cleaned, mapped or sampled due to weather conditions. These will be a priority during the 2007 summer program. Only two of the 18 trenches excavated have been channel sampled to date.

Main Grid

An over 10-kilometre-long east/northeast trending gold-in-soil geochemical anomaly containing up to 920 ppb gold (0.92 g/t Au) extends across the Main grid area. Over 500 samples assayed within the 90th to 99th percentile range in gold, indicating the potential of a highly prospective local rock source nearby. Detailed geological mapping has confirmed that this gold-in-soil anomaly coincides with sedimentary rocks comparable to those hosting the Roberto gold deposit. Elevated values of other pathfinder elements in the soils, including arsenic and antimony, also coincide with elevated gold within favourable host rocks.

North Grid

1,648 geochemical samples taken on the North grid area have also outlined a gold-in-soil anomaly extending north of the main grid, locally concentrated along the margin of a crescent-shaped magnetic high. A similar magnetic high also flanks the JT gold occurrence. The 2006 airborne geophysical survey outlined a VTEM conductor coincident with a cluster of soil samples exceeding the 98th percentile in gold on the southern boundary of the North grid.

West Grid

1,609 geochemical samples collected on the West grid area have defined a pronounced north/northwest trending gold-in-soil anomaly that extends for approximately six kilometres. Up to 573 ppb gold was detected in soils with elevated arsenic and antimony values. A distinct north/northwest trending magnetic break coincides with the geochemical anomaly and two parallel conductive zones defined by the 2006 VTEM surveys.

South Grid

Geochemical sampling in 2005 detected up to 1,200 ppb (1.2 g/t Au) gold in soils on the South Grid. Detailed soil sampling in 2006 confirmed a two-kilometre-long gold anomaly (>90th percentile). This target is underlain by paragneiss and felsic intrusive rocks. Several regional gold occurrences have been found within paragneiss surrounding the Roberto sedimentary rock sequences. These paragneisses may be metamorphosed equivalents of Roberto host rocks.

The 2006 exploration program at Éléonore South has confirmed a high potential for discovery of profitable sedimentary "Roberto-type" gold deposits on the property. The gold-in-soil geochemical anomaly defined on the Main grid is larger in area than the footprint of the 70-million-ounce Timmins gold camp. A minimum $1 Million exploration program in 2007 will focus on evaluating the top priority geochemical targets (>98th percentile or >50 to 920 ppb Au) through prospecting, IP, trenching and drilling. Belham Limited's Superhoe, which has been specially modified for sensitive exploration work by owner/operator Stephen Hamer of Thunder Bay, is scheduled to return to the property after spring break-up.

This press release was prepared by geologist Dr. Donald J. Robinson, qualified person as defined by National Instrument 43-101. Field work was preformed by Eastmain Resources Inc. and J.A. MacLeod Exploration, under the supervision of Dr. Vincent Jourdain, P. Eng. and qualified person. All channel samples were cut perpendicular to the strike of the mineralized zone. Samples were assayed by ALS Chemex Laboratories of Sudbury, Ontario.

Eastmain is a well-financed Canadian exploration company with $7.5 Million in working capital. The Company holds several early- to advanced-stage gold and base metal projects in Canada. Eastmain's project portfolio includes twelve properties covering an area over 1000 km^2 in the Eastmain/Opinaca gold camp, which hosts Goldcorp's Éléonore Project.

For further information please contact Eastmain Resources Inc.: Donald J. Robinson, Ph.D., P.Geo., President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com.

See the Company's web site for accompanying maps.

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